November 16, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Fidelity Covington Trust, under the Exchange Act of 1934:

- Fidelity Enhanced Small Cap ETF
- Fidelity Enhanced International ETF
- Fidelity Enhanced Large Cap Core ETF
- Fidelity Enhanced Large Cap Growth ETF
- Fidelity Enhanced Large Cap Value ETF
- Fidelity Enhanced Mid Cap ETF

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com